Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

March 22, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub: Intimation regarding Board Meeting and Trading Window Closure

Dear Sir/Madam,

Pursuant to Regulation 29 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Tuesday, May 7, 2024, inter alia, to consider and approve the Audited Standalone and Consolidated Financial Results of the Company for the quarter and financial year ending on March 31, 2024, and to recommend dividend, if any, for the financial year 2023-24.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015 and Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons, the trading window for dealing in securities of the Company will be closed from March 25, 2024, to May 9, 2024 (both days inclusive).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head CSR